EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

For the Three
Months Ended
March 31, 2012

Earnings before income taxes	$1,138

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(30)
Dividends from less than 50% owned affiliates	–
Fixed charges	597
Interest capitalized, net of amortization	1

Earnings available for fixed charges	$1,706

Fixed charges:
Interest incurred:
Interest expense	$568
Capitalized interest	–

568
Portion of rent expense deemed to represent interest factor	29

Fixed charges	$597

Ratio of earnings to fixed charges	2.9